UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

MATTSON TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class Securities)

577223100

(CUSIP Number)

June 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]                Rule 13d-1(b)

[   ]                Rule 13d-1(c)

[   ]                Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  577223100

1.      Name of Reporting Persons.

Firsthand Capital Management, Inc.

I.R.S. Identification Nos. of above persons (entities only).

EIN: 27-0416642

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.      SEC Use Only___________________________________________________________________

4.      Citizenship or Place of Organization     California

Number of Shares Bene-ficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,780,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,780,000

9.       Aggregate Amount Beneficially Owned by Each Reporting Person                  3,780,000

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.    Percent of Class Represented by Amount in Row (9)                 5.05%

12.    Type of Reporting Person (See Instructions)
       IA, CO

CUSIP No.  577223100

1.      Name of Reporting Persons.

Firsthand Technology Value Fund, Inc.

I.R.S. Identification Nos. of above persons (entities only).

27-3008946

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.      SEC Use Only___________________________________________________________________

4.      Citizenship or Place of Organization     Maryland

Number of Shares Bene-ficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,280,000
6. Shared Voting Power 0
7. Sole Dispositive Power 3,280,000
8. Shared Dispositive Power 0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person           3,780,000

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.    Percent of Class Represented by Amount in Row (9)         5.05%

12.    Type of Reporting Person (See Instructions)
       IV, CO

CUSIP No.  577223100

1.      Name of Reporting Persons.

Firsthand Funds on behalf of its series, as follows:

Firsthand Technology Opportunities Fund
Firsthand Alternative Energy Fund

I.R.S. Identification Nos. of above persons (entities only).

77-0522622
26-0758998

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.      SEC Use Only___________________________________________________________________

4.      Citizenship or Place of Organization     Delaware

Number of Shares Bene-ficially Owned by Each Reporting Person With:	5. Sole Voting Power 500,000
6. Shared Voting Power 0
7. Sole Dispositive Power 500,000
8. Shared Dispositive Power 0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person           3,780,000

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.    Percent of Class Represented by Amount in Row (9)         5.05%

12.    Type of Reporting Person (See Instructions)
       IV

CUSIP No.  206186108

1.    Name of Reporting Persons.

Landis, Kevin

I.R.S. Identification Nos. of above persons (entities only).

N/A

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.    SEC Use Only___________________________________________________________________

4.    Citizenship or Place of Organization     United States

Number of Shares Bene-ficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,780,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,780,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person         3,780,000

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ____

11.    Percent of Class Represented by Amount in Row (9)     5.05%

12.    Type of Reporting Person (See Instructions)
HC (Control Person), IN

CUSIP No.  577223100

Item 1.
(a)        Name of Issuer

Mattson Technology, Inc.

(b)        Address of Issuer’s Principal Executive Offices

47131 Bayside Parkway
Fremont, CA 94538

Item 2.
(a)          Name of Person Filing
(i)
(ii)	Firsthand Capital Management, Inc. ("FCM")
(iii)	Firsthand Technology Value Fund, Inc. (“SVVC”)
(iv)	Firsthand Funds (“Firsthand”)
(iii)              Kevin Landis ("Landis")

(b)         Address of Principal Business office or, if None, Residence

150 Almaden Blvd., Suite 1250, San Jose, CA  95113

(c)         Citizenship
(i)	FCM: California
(ii)	SVVC: Maryland
(iii)	Firsthand: Delaware
(iii)	Landis: United States

(d)        Title of Class Securities

Common stock

(e)        CUSIP Number

577223100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[X]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).
(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a‑3).
(j)	[ ]	Group in accordance with § 240.13d-1(b)(ii)(J).

This statement is filed by FCM and SCM, both investment advisers registered under the Investment Advisers Act of 1940, as amended, their control person Landis, and Firsthand, an investment company registered under the Investment Company Act of 1940, as amended.  (See, also, Exhibit A.)

Item 4.               Ownership

Common stock:
(a)           Amount Beneficially Owned:                     3,780,000
(b)           Percent of Class:                 5.05%
(c)           Number of shares as to which the joint filers have:
(i)	sole power to vote or to direct the vote:	3,780,000
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of: 3,780,000
(iv)	shared power to dispose of or to direct the disposition of:	0

Item 5.               Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following .

Item 6.               Ownership of More than Five Percent on Behalf of Another Person.   N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.	Identification and Classification of Members of the Group. See Exhibit A.

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification:

(a)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Date:	07/14/2015	FIRSTHAND CAPITAL MANAGEMENT, INC.

	.	/s/ Kevin M Landis
Kevin M. Landis, President

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

	.	/s/ Kevin M Landis

FIRSTHAND FUNDS

	.	/s/ Kevin M Landis
Kevin M. Landis, Trustee

Kevin M. Landis, President

	.	/s/ Kevin Landis
Kevin Landis, Control Person

EXHIBIT A

Identification and Classification of Joint Filers

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the reporting persons making this joint filing are identified and classified as follows:

Name	Classification
Firsthand Capital Management, Inc. (“FCM")	Investment adviser registered under the Investment Advisers Act of 1940, as amended.
Firsthand Technology Value Fund, Inc. (“SVVC”)	Investment company registered under the Investment Company Act of 1940, as amended.
Firsthand Funds on behalf of its series, as follows (“Firsthand”): Firsthand Technology Opportunities Fund Firsthand Alternative Energy Fund	Investment company registered under the Investment Company Act of 1940, as amended.
Kevin Michael Landis	A control person of FCM and SVVC.

EXHIBIT B

Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1 and are not acting as a group as defined by Rule 13d-1(b)(ii)(J).

SIGNATURE

Date:	7/14/2015	FIRSTHAND CAPITAL MANAGEMENT, INC.

	.	/s/ Kevin M Landis
Kevin M. Landis, President

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

	.	/s/ Kevin M Landis

FIRSTHAND FUNDS

	.	/s/ Kevin M Landis
Kevin M. Landis, Trustee

Kevin M. Landis, President

	.	/s/ Kevin Landis
Kevin Landis, Control Person

EXHIBIT C

Disclaimer of Beneficial Ownership

Mattson Technology, Inc.
Common Stock
0 Shares

Kevin Michael Landis disclaims beneficial ownership as to all shares beneficially owned for Section 13(g) filing purposes by Firsthand Capital Management, Inc., an investment adviser, Firsthand Technology Value Fund, Inc. and Firsthand Funds.